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                          June 20, 2024

       Cameron Reynolds
       President, Chief Executive Officer and Director
       VolitionRx Limited
       1489 West Warm Springs Road, Suite 110
       Henderson, Nevada 89014

                                                        Re: VolitionRx Limited
                                                            Registration
Statement on Form S-3
                                                            Filed June 14, 2024
                                                            File No. 333-280217

       Dear Cameron Reynolds:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at 202-551-6761 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Marc G. Alcser, Esq.